FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

 Item 1

OTHER NEWS

Subject- Earnings call for fourth quarter results ended 31st March, 2016

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

The Bank has informed the domestic stock exchanges where it is listed viz, BSE Limited (BSE) and National Stock Exchange of India Limited (NSE) that the Bank will host an earnings call with analysts and investors at 6:00 p.m. (IST) on 29th April 2016 to discuss the financial results of the Bank for the fourth quarter ended 31st March, 2016.

The transcript of the conference call will be posted on the Bank’s website at www.icicibank.com

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: April 28, 2016	By:	/s/ Shanthi Venkatesan
Name: Shanthi Venkatesan
Title: Deputy General Manager